SCHEDULE 13D

(Rule 13d-101)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Delek Logistics Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

24664T 103

(CUSIP Number)

Denise McWatters

Executive Vice President, General Counsel and Corporate Secretary

7102 Commerce Way

Brentwood, Tennessee 37027

Telephone: (615) 771-6701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,311,278 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,311,278 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 34,311,278 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 78.9%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (43,470,853) issued and outstanding as of February 18, 2022, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Energy, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,311,278 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,311,278 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 34,311,278 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 78.9%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (43,470,853) issued and outstanding as of February 18, 2022, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Logistics Services Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,565,410 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,565,410 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 13,565,410 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 31.2%
(14)	Type of reporting person CO

*	Based on the number of Common Units (43,470,853) issued and outstanding as of February 18, 2022, as reported to the Reporting Persons by the Issuer.

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D is filed by Delek US Energy, Inc., a Delaware corporation (“Delek Energy”), Delek Logistics Services Company., a Delaware corporation (“Delek Services”) and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy and Delek Services, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the “Initial 13D”), as amended on March 2, 2016 (“Amendment No. 1”), as amended on November 8, 2016 (“Amendment No. 2”), as amended on February 27, 2017 (“Amendment No. 3”), as amended on March 2, 2017 (“Amendment No. 4”), as amended on April 6, 2020 (“Amendment No. 5”), as amended on August 17, 2020 (“Amendment No. 6”) (the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 7 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following:

On December 20, 2021, Delek Services commenced a program to sell Common Units pursuant to a Rule 10b5-1 trading plan and Rule 144 promulgated under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction

Item 4(a) is hereby amended and supplemented by adding the following:

From December 20, 2021 to March 18, 2022, Delek Services disposed of 434,590 Common Units pursuant to a Rule 10b5-1 trading plan and Rule 144 promulgated under the Securities Act of 1933, as amended.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)(1) Delek Services is the record and beneficial owner of 13,565,410 Common Units, which, based on there being 43,470,853 Common Units outstanding as of February 18, 2022, represents approximately 31.2% of the outstanding Common Units of the Issuer.

(2) Delek Energy is the record owner of 20,000,000 Common Units and, as the sole stockholder of Delek Services, may be deemed to beneficially own the 13,565,410 Common Units held of record by Delek Services, which aggregate beneficial ownership of 34,311,278 Common Units, based on there being 43,470,853 Common Units outstanding as of February 18, 2022, represents approximately 78.9% of the outstanding Common Units of the Issuer.

(3) Delek does not directly own any Common Units of the Issuer; however, as the sole stockholder of Delek Energy, it may be deemed to beneficially own the 34,311,278 Common Units held of record by Delek Energy, which based on there being 43,470,853 Common Units outstanding as of February 18, 2022, represents approximately 78.9% of the outstanding Common Units of the Issuer.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	274,342	*
Reuven Spiegel	9,576	*
Gary M. Sullivan, Jr.	10,188	*
Denise McWatters	877	*
Todd O’Malley	1,996	*

*	Less than 1% of the class beneficially owned.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Below is a list of transactions in the Common Units effected by Delek Services during the past 60 days, all of which were executed pursuant to the Rule 10b5-1 trading plan attached hereto as Exhibit B. Except set forth below, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

Date of Transaction	Common Units Sold (1)	Price per Common Unit (2)	Price Range for Sales
01/18/2022	4,762	$42.37	$41.81 to $42.79
01/18/2022	2,100	$43.11	$42.85 to $43.48
01/19/2022	12,424	$42.13	$42.00 to $42.93
01/19/2022	740	$43.05	$43.00 to $43.19
01/20/2022	4,108	$43.12	$42.52 to $43.51
01/20/2022	2,600	$43.66	$43.52 to $43.81
1/21/2022	5,600	$42.43	$41.97 to $42.89
1/21/2022	1,108	$43.00	$42.97 to $43.03
1/24/2022	4,660	$42.65	$42.20 to $43.18,
1/24/2022	2,048	$43.40	$43.20 to $43.68
1/25/2022	4,399	$43.08	$42.58 to $43.55
1/25/2022	2,309	$44.27	$43.63 to $44.52
1/26/2022	6,708	$44.08	$43.51 to $44.46
1/27/2022	6,708	$43.75	$43.50 to $44.40
1/28/2022	6,000	$44.01	$43.60 to $44.52
1/28/2022	708	$44.68	$44.66 to $44.69
1/31/2022	4,608	$43.72	$43.20 to $44.00
1/31/2022	2,100	$44.46	$44.20 to $44.80
2/1/2022	6,508	$43.97	$43.52 to $44.51
2/1/2022	200	$44.65	$44.65

Date of Transaction	Common Units Sold (1)	Price per Common Unit (2)	Price Range for Sales
2/2/2022	6,200	$42.98	$42.45 to $43.44
2/2/2022	508	$43.62	$43.54 to $43.70
2/3/2022	6,108	$43.21	$42.67 to $43.64
2/3/2022	600	$43.88	$43.68 to $44.05
2/4/2022	6,708	$43.29	$42.75 to $43.62
2/7/2022	6,608	$43.25	$43.00 to $43.74
2/7/2022	100	$44.05	$44.05
2/8/2022	3,058	$43.19	$42.53 to $43.52
2/8/2022	3,650	$43.81	$43.55 to $44.30
2/9/2022	6,707	$43.83	$43.45 to $44.36
2/9/2022	1	$44.57	$44.57
2/10/2022	6,708	$43.60	$43.06 to $44.04
2/11/2022	6,544	$43.39	$42.91 to $43.85
2/11/2022	164	$44.07	$44.03 to $44.12
2/14/2022	6,600	$42.42	$41.99 to $42.90
2/14/2022	108	$43.32	$43.32
2/15/2022	6,304	$43.04	$42.39 to $43.37
2/15/2022	404	$43.47	$43.44 to $43.51
2/16/2022	2,204	$43.32	$42.84 to $43.80
2/16/2022	3,904	$44.47	$43.86 to $44.85
2/16/2022	600	$45.00	$44.90 to $45.14
2/17/2022	6,229	$44.04	$43.51 to $44.50
2/17/2022	479	$44.59	$44.59 to $44.69
2/18/2022	6,607	$43.86	$43.18 to $44.15
2/18/2022	101	$44.21	$44.21 to $44.34
2/22/2022	4,751	$42.77	$42.11 to $43.10
2/22/2022	1,957	$43.39	$43.11 to $43.72
2/23/2022	6,708	$42.54	$42.10 to $42.87
2/24/2022	4,384	$41.88	$41.23 to $42.19
2/24/2022	2,229	$42.64	$42.23 to $43.1
2/24/2022	95	$43.48	$43.48
2/25/2022	6,100	$41.25	$40.75 to $41.69
2/25/2022	500	$41.80	$41.77 to $41.82
2/25/2022	108	$43.00	$43.00
2/28/2022	1,308	$41.39	$41.04 to $41.82
2/28/2022	5,400	$42.61	$42.15 to $43.07
3/1/2022	4,800	$41.23	$40.91 to $41.69
3/1/2022	1,908	$42.42	$42.00 to $42.65
3/2/2022	6,708	$41.40	$41.00 to $41.81
3/3/2022	6,708	$40.96	$40.76 to $41.26
3/4/2022	6,708	$40.71	$40.50 to $41.04

Date of Transaction	Common Units Sold (1)	Price per Common Unit (2)	Price Range for Sales
3/7/2022	6,402	$40.71	$40.11 to $41.10
3/7/2022	306	$41.23	$41.15 to $41.29
3/8/2022	5,408	$41.33	$40.69 to $41.67
3/8/2022	1,300	$41.84	$41.70 to $41.98
3/9/2022	6,708	$40.94	$40.41 to $41.27
3/10/2022	14,179	$40.99	$40.45 to $41.25
3/11/2022	5,463	$41.00	$40.61 to $41.37
3/14/2022	5,463	$40.27	$40.06 to $40.91
3/15/2022	663	$40.00	$40.00
3/16/2022	68	$40.09	$40.00 to $40.10
3/17/2022	10,561	$40.16	$40.00 to $40.555
3/18/2022	10,561	$40.27	$40.01 to $40.71

1. Common Units sold on the same day in multiple transactions within a $1.00 price range are aggregated below. The Reporting Person hereby undertakes to provide to the Securities and Exchange Commission staff, the Issuer, or a security holder of the Issuer, upon request, full information regarding the number of Common Units sold at each respective price within the range set forth in table.

2. The price reported in this column is a weighted average sales price.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc., Delek US Energy, Inc., and Delek Logistics Services Company (filed herewith).

EXHIBIT B	Amended and Restated Joint Filing Statement (previously filed as Exhibit B to Amendment No. 6).

EXHIBIT C	Rule 10b5-1 Trading Plan by and between Delek US Holdings, Inc. and Truist Securities, Inc. dated December 17, 2021 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2022

DELEK US HOLDINGS, INC.

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Executive Vice President and Chief Financial Officer

DELEK US ENERGY, INC.

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Executive Vice President and Chief Financial Officer

DELEK US ENERGY, INC.

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Executive Vice President and Chief Financial Officer